Exhibit 4.3

Restricted Stock Units Plan for Directors

Under this Plan, AB InBev may grant Restricted Stock Units to the members of its Board of Directors, including its independent directors, as part of the fixed remuneration for the exercise of their duties as members of the Board of Directors.

1	Definitions

When used in this document, the following terms shall have the meaning ascribed to them as indicated below, unless expressly indicated otherwise:

AB InBev	Anheuser-Busch InBev NV/SA with its registered office at Grand Place 1, B-1000 Brussels, Belgium;

Acknowledgment Form	the form in which the director confirms, among other things, receipt of the Grant from AB InBev and the Restricted Stock Units;

Acknowledgment Period	the period during which a Participant must return the completed Acknowledgment Form to AB InBev, as indicated in the Grant Letter;

Board of Directors	the board of directors of AB InBev;

Code of Dealing	the code of dealing of AB InBev, as amended from time to time;

Data Controller	AB InBev;

Data Processor

any third party designated by the Data Controller to process Personal Data on behalf of the Data Controller in accordance with Clause 13 for the implementation, administration and management of the Plan and the Share register and RSU register in electronic form;

GDPR

Regulation 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation);

Grant	the grant of Restricted Stock Units by AB InBev to the Participant as set out in the Grant Letter;

Grant Date	has the meaning given to it in the Grant Letter;

Grant Letter	the letter whereby AB InBev communicates the details of the Grant of Restricted Stock Units made to a Participant under the Plan, together with the Acknowledgment Form;

A38004406/1.7/20 Mar 2019

Participant	a member of the Board of Directors of AB InBev who received a Grant Letter, or any Successor to whom Restricted Stock Units have been transferred in accordance with these terms and conditions;

Personal Data	each item of information relating to an identified or identifiable Participant defined as personal data pursuant to the GDPR;

Plan	this Restricted Stock Units Plan for Directors;

RSU or Restricted Stock Unit	the right to receive from AB InBev one existing Share in accordance with these terms and conditions;

RSU Website	the website or online tool referred to in the Grant Letter (and any successor website or tool thereof) through which a Participant can monitor his/her portfolio of Restricted Stock Units;

Share	an ordinary share of AB InBev (ISIN: BE0974293251);

Successor

the successor of a Participant as determined under the applicable law of succession and/or the persons designated by a Participant, in accordance with the applicable law of succession, to inherit the rights of the Participant under the Plan after the death of the Participant;

Vesting Date	has the meaning given to it in the Grant Letter;

Vesting Period	the period running from the Grant Date to the Vesting Date (inclusive).

2	Plan documentation

The Plan sets out the rules applicable to the Restricted Stock Units that are granted to the Participant by AB InBev. By returning their completed Acknowledgment Form, Participants acknowledge having received the Restricted Stock Units and a copy of the Plan.

3	Nature and characteristics of the Restricted Stock Units

3.1	Vesting

The Restricted Stock Units are subject to a Vesting Period, as specified in the Grant Letter, and to the service rules of Clause 6. The vesting of the Restricted Stock Units is not subject to any performance criteria.

On or shortly after the Vesting Date, AB InBev will deliver one Share per Restricted Stock Unit held by the Participant, subject to these terms and conditions. Restricted Stock Units do not confer any shareholder’s rights.

3.2	Dividend protection

Restricted Stock Units entitle their holder to a dividend equivalent during the Vesting Period, which represents an amount equal to the gross dividend paid by AB InBev on the Shares underlying the Restricted Stock Units. This dividend equivalent will be granted to the Participants shortly after the payment of the dividend, in the form of additional Restricted Stock Units with the same vesting conditions and governed by the same terms and conditions as the original Restricted Stock Units.

The number of additional Restricted Stock Units to which a Participant is entitled upon payment of a dividend on the Shares underlying the Restricted Stock Units will be calculated by AB InBev. The number will be equal to the amount of the gross dividend divided by the closing share price on Euronext Brussels of the Share on the dividend payment date and multiplied by the number of Restricted Stock Units that the Participants holds. The result of this calculation will be rounded down to the closest unit.

3.3	Transferability

Except for transfers as a result of death (see Clause 6.2 below), Restricted Stock Units may not be transferred or encumbered with any security, pledge or other right, or otherwise pass to any third party.

4	Nature and characteristics of the underlying Shares

4.1	General

The Shares to be delivered to the holders of Restricted Stock Units upon vesting of the Restricted Stock Units are existing ordinary Shares of AB InBev with all rights and benefits generally attached to such Shares. AB InBev will, at its discretion, deliver Shares in dematerialised (electronic or book-entry) form or in registered form.

4.2	Dividends

The Shares delivered upon vesting of the Restricted Stock Units give the right to the dividends paid on such Shares decided by AB InBev after the Vesting Date.

4.3	Transferability

Unless agreed otherwise between the Participant and AB InBev, the Shares delivered upon vesting of the Restricted Stock Units are not subject to any transfer restrictions under the rules of the Plan.

5	Expenses and taxes

All costs related to the attribution of the Restricted Stock Units, the attribution of the additional Restricted Stock Units referred to in Clause 3.2 above and the delivery of the underlying Shares will be borne by AB InBev, except taxes on stock exchange transactions and income and social security taxes on the income received by the Participants in connection with the delivery or the ownership of the Restricted Stock Units and with the delivery of the underlying Shares. AB InBev may withhold from any payment or delivery of Shares any income or social security taxes that are required to be withheld under any applicable law, rule or regulation.

6	Situation upon termination of mandate

6.1	End of mandate of the director

If a Participant is not re-appointed as director or if its mandate as director is terminated without any breach of duty, all Restricted Stock Units held by the Participant on the date of the end of his/her mandate will remain in full force and effect and subject to these terms and conditions.

However, in the event that the directorship is not renewed upon the expiry of its term due to a breach of duty by the Participant or is terminated in the course of its term due to a breach of duty by the Participant, all Restricted Stock Units held by the Participant on the date of the end of his/her mandate will automatically expire and become null and void.

6.2	Death or termination of directorship following permanent disability

In the case of death of the Participant or termination of directorship following permanent disability of the Participant, the Restricted Stock Units held by such Participant will remain in full force and effect.

Such Restricted Stock Units will remain subject to these terms and conditions, except that, irrespective of the Vesting Period, the Shares will be delivered to the relevant Participant’s Successors (if applicable) shortly after the Participant’s death or to the Participant shortly after the termination of the Participant’s directorship following permanent disability.

The notion of “permanent disability” is to be defined by reference to Belgian law.

7	Amendment to the capital structure and anti-dilution measures

AB InBev expressly reserves the right to proceed with corporate changes that have an impact on its capital, such as capital increases, including by incorporation of reserves in the capital, capital decreases, issuance of convertible bonds, subscription rights or options, stock splits or reverse stock splits, combinations or reclassifications of the Shares, mergers and (partial) demergers, as well as the right to amend the clauses in the articles of association governing the allocation of profits or liquidation boni.

In the event that any such corporate change would have a materially unfavourable impact on the Restricted Stock Units, AB InBev will determine which adjustment is necessary for the purpose of safeguarding the interests of the holders of Restricted Stock Units, subject to any required action by the Shareholders’ Meeting of AB InBev. The terms of such adjustment will be communicated to the Participants in due time.

8	Insider dealing rules

The Participants shall comply at all times with the Code of Dealing, as well as applicable laws prohibiting insider dealing.

9	Electronic register, electronic evidence and electronic delivery

9.1	Electronic Share and RSU register

The Restricted Stock Units and Shares resulting from the vesting of such Restricted Stock Units will be recorded in a register, which may be in electronic form and the maintenance of which may be delegated by AB InBev to a third party.

9.2	Electronic evidence

Electronic approvals, instructions, orders, statements and communications between a Participant, AB InBev, AB InBev affiliates and any third party to which powers have been sub-delegated by AB InBev for the administration of the Plan will have the same legal status as written approvals, instructions, orders, statements and communications. The written recording or the written reproduction of electronic approvals, instructions, orders, statements and communications received by AB InBev, AB InBev affiliates and any third party to which powers have been sub-delegated by AB InBev for the administration of the Plan, will constitute conclusive evidence between the Participant, AB InBev, AB InBev affiliates and any third party to which powers have been sub-delegated by AB InBev for the administration of the Plan, unless evidence to the contrary is provided by the Participant.

9.3	Electronic delivery

All subsequent information relating to the Restricted Stock Units will be communicated by electronic means, including e-mails to the Participants and postings on AB InBev’s website or intranet. Such information may include, amongst others, financial information concerning AB InBev. In order to access such information, Participants will be required to access AB InBev’s e-mail system, website and/or intranet. By returning the Acknowledgment Form, Participants are deemed to acknowledge that they have access to such information. Participants may obtain paper copies of any such information by submitting a request to receive paper copies to Guy Ernotte Dumont (guy.ernotte-dumont@ab-inbev.com).

10	Matrimonial regime

In the event that the matrimonial regimes of Participants confer ownership or other rights on their spouses with respect to the Restricted Stock Units, those Participants undertake that their spouses shall appoint them as their sole representatives for all matters arising in relation to the Restricted Stock Units.

11	Modification of the Plan

AB InBev may unilaterally modify at any time the practical and/or accessory modalities of the Plan. It may also unilaterally modify the Plan when such modifications are required to comply with any change in legislation.

12	Nature of the Plan

Notwithstanding any provisions to the contrary included in the terms and conditions, the Grant Letter, the Acknowledgment Form or any other document relating to the Plan:

12.1

the grant of Restricted Stock Units and/or the subsequent delivery of Shares to the Participant in the framework of the Plan is unrelated to his/her pension rights or pension claims, if any, so that this grant cannot affect these pension rights and claims; and

12.2	the grant of Restricted Stock Units cannot be considered as a right acquired for the future.

13	Privacy and processing of Personal Data

To enable the proper set-up and management of the Plan and the RSU register, Personal Data about each Participant will need to be collected and used. This Clause 13 sets out the obligations of AB InBev and the rights of Participants regarding any such collection and use, and provides the legally required information in this respect.

13.1	Identity of the person responsible for your Personal Data

AB InBev is the so-called “Data Controller”, which is responsible for the collection and processing of Personal Data as is necessary for the setting-up and management of the Plan and the RSU register of AB InBev in electronic form.

13.2	Why and how Personal Data is collected and used

The Personal Data will either be collected via the RSU Website or extracted from AB InBev’s SAP system (or successor thereof)1. It will be used exclusively for the purposes of the administration of the Plan and the maintenance of the RSU register of AB InBev in electronic form.

The Personal Data collected in the context of the Plan and the RSU Register will be stored for a period of five years.

The Data Controller and any Data Processor will collect and process the Participants’ Personal Data in accordance with the GDPR and this Clause 13.

13.3	Nature of the Personal Data

The following Personal Data relating to the Participants will be collected and used:

(i)	their contact details (e.g. names*, private/professional* (email) addresses/phone numbers);

(ii)	electronic identification data;

(iii)	personal characteristics (i.e. date of birth*);

(iv)	financial data (e.g. details regarding bank account); and

(v)	details of all rights and other entitlement to Restricted Stock Units awarded, cancelled, vested, unvested or outstanding.

13.4	Other persons having access to the Personal Data and purpose thereof

The Data Controller can transfer the Personal Data to the following categories of recipients:

(i)	the provider of the RSU Website acting as Data Processor;

(ii)	payroll operators acting as Data Processors;

(iii)	regulatory authorities for the purposes of complying with legal obligations in connection with the Plan; and

(iv)	any member of the AB InBev group for the administration and management of the Plan.

Such recipients may be located in jurisdictions outside the European Economic Area (“EEA”) that may not provide an adequate level of personal data protection. The Data Controller relies upon a contractual arrangement with the data importer to transfer the data to such jurisdictions.

13.5	Legal basis allowing AB InBev to collect and use Personal Data

Without prejudice to Clause 12, the processing of Personal Data of the Participants by the Data Controller in the context of this Plan is necessary for the performance of the contractual arrangements between the Participants and the Data Controller referred to in the introduction of this Plan (i.e. payment of a remuneration for the duties performed by the Participants as members of the Board of Directors). Failure by the Participant to provide the necessary Personal Data will result in the impossibility for AB InBev to perform part of its contractual arrangements towards the Participants, i.e. payment of a part of the fixed remuneration.

[1]	In this case, the Personal Data which are not directly collected from you are identified with an asterisk (*).

The Data Controller can also process Personal Data of the Participants to comply with its legal obligations towards the regulatory authorities.

13.6	Rights of the Participants

The Participant can exercise his/her right to request access to and rectification or, in certain circumstances, erasure of his/her Personal Data or restriction of processing concerning the Participant or to object to processing as well as the right to data portability by sending a written request to globalcompliance@ab-inbev.com.

Finally, if Participants are not satisfied with how AB InBev processes their Personal Data, they may contact the AB InBev Compliance Team through globalcompliance@ab-inbev.com. They also have the right to make a complaint to the Belgian Data Protection Authority.

14	Severability

If any provision in this document is held to be illegal, invalid or unenforceable, in whole or in part, under any applicable law, that provision will be deemed not to form part of this document, and the legality, validity or enforceability of the remainder of this document will not be affected.

15	Applicable law

The Restricted Stock Units and these terms and conditions are governed by Belgian law.